Release: Immediate, March 18, 2003

CPR PROVIDES FIRST-QUARTER 2003 EARNINGS OUTLOOK

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) today said diluted earnings per share in the first quarter of 2003, excluding foreign exchange gains and losses on long-term debt, are likely to be in the range of $0.21 to $0.25, which is below the current consensus. The railway said its earnings outlook reflects the impact of fuel prices that have risen dramatically and remained high, as well as severe winter operating conditions that have persisted since early January.

The entire transportation industry is feeling the effects of high fuel prices driven by global uncertainty in energy markets. Winter weather conditions in North America have been disruptive to CPR’s operations and to its connecting carriers.

“These circumstances are extraordinary and CPR has managed them extremely well,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “The response by our people has been exceptional. Our recovery from each weather-related challenge has been swift and effective but we have felt the cumulative effects on efficiency and productivity. Our fuel cost management program, which includes a significant hedge, has helped mitigate the impact of high world prices, but it cannot fully offset the effect of prices that remain stubbornly above US$35 a barrel.

“Our efforts are focused squarely on improving the fluidity of our network and operating safely,” Mr. Ritchie said.

CONFERENCE CALL

Mr. Ritchie will hold a conference call today beginning at 11:30 a.m. ET to discuss the railway’s earnings outlook. The numbers for the conference call are 800-273-9672 and 416-695-5806. Callers are advised to dial in by 11:15 a.m. ET. A live audio webcast of the call will also be available on CPR’s website at www.cpr.ca.

A replay of the call will be available through March 25 by phone at 800-408-3053 and 416-695-5800, passcode 1393043, and on CPR’s website.

Note on Non-GAAP Earnings Measures: The diluted earnings per share referred to in this news release exclude foreign exchange gains and losses on long-term debt and are presented to better reflect ongoing operations at CPR. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. It should be noted that diluted earnings per share, excluding foreign exchange gains and losses on long-term debt, has no standardized meaning and is not defined by Canadian generally accepted accounting principles and therefore may not be readily comparable to other companies’ presentations of similar results.

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form.

CPR’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts: Media Len Cocolicchio Tel.: (403) 319-7591 Cell: (403) 650-2748 len_cocolicchio@cpr.ca	Investment Community Paul Bell Vice-President, Investor Relations Tel.: (403) 319-3591 investor@cpr.ca